Exhibit 1

Release:	IMMEDIATE RELEASE

Contact:	Cecilia Au-Yeung
Global-Tech Advanced Innovations Inc.
Telephone: Hong Kong (852) 2814-6264
investorrelations@global-webpage.com

Web Page:	http://global-webpage.newshq.businesswire.com

GLOBAL-TECH ADVANCED INNOVATIONS REPORTS

SECOND QUARTER RESULTS FOR FISCAL 2013

Hong Kong, December 17, 2012 — Global-Tech Advanced Innovations Inc. (NASDAQ: GAI) today announced its financial results for the quarter ended September 30, 2012 (the Company’s second quarter of fiscal 2013).

Net sales for the second quarter of fiscal 2013 were $26.0 million, an increase of approximately 40% when compared to $18.5 million for the corresponding quarter in fiscal 2012. As a result of the discontinued operation of our home appliance segment in January 2012, proper accounting treatment requires that net sales for the second quarter of fiscal 2012 exclude $15.2 million in sales of home appliances. Net income for the second quarter of fiscal 2013 was $0.2 million, or $0.07 per share, compared to a net income of $1.2 million, or $0.39 per share, for the second quarter of fiscal 2012.

Net sales for the six months ended September 30, 2012 were $46.5 million, up approximately 46% when compared to $31.8 million in the corresponding six-month period in fiscal 2012. Net income for the first six months of fiscal 2013 was $0.3 million, or $0.08 per share, compared to a net loss of $0.4 million, or $0.13 per share, for the first half of fiscal 2012.

John C.K. Sham, the Company’s President and Chief Executive Officer, said: “Our electronic components business increased approximately 49% in the second quarter of fiscal 2013, compared to the same corresponding period in fiscal 2012. The growth of this business in the first half of fiscal 2013 has more than offset the loss in net sales resulting from our exit from the home appliance business during this period.”

Mr. Sham continued, “In the first half of fiscal 2013, we incurred costs in excess of $700,000 related to the facilities that formerly housed our home appliance business. We continue to consider and evaluate options to best use these facilities, including the possibility of leasing a portion of the space on a short-term basis.”

Mr. Sham concluded, “Following the discontinuation of our home appliance business, our overall business is now mostly focused on the Chinese market. We continue to assess other end uses and applications for our existing technology and operating capabilities to expand our business within the various markets in China, such as the expansion of our EMS business.”

Global-Tech Advanced Innovations Inc. is a holding company, owning subsidiaries that manufacture and market a diversified portfolio of products, such as complementary metal oxide semiconductor (CMOS) and camera modules (CCMs). The primary focus of its subsidiaries is to develop and market high-quality products for the communications industry in China and export such products to markets in North America, Europe, and other countries throughout the world.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of United States dollars, except per share data)

	Three Months Ended September 30,		Six Months Ended September 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	$26,040	$18,541	$46,532	$31,805
Cost of goods sold	(22,066)	(15,800)	(39,516)	(27,684)

Gross profit	3,974	2,741	7,016	4,121
Selling, general and administrative expenses	(4,000)	(2,373)	(7,452)	(5,025)
Other operating income (expense)	—	(5)	—	29

Operating income (loss)	(26)	363	(436)	(875)
Interest income, net	210	85	345	137
Other income (expense), net	96	112	394	580

Income (loss) from continuing operations before income taxes	280	560	303	(158)
Income tax expenses	(102)	(102)	(102)	(133)

Income (loss) from continuing operations	178	458	201	(291)
Income (loss) from discontinued operations, net of tax	—	688	—	(143)

Net income (loss)	178	1,146	201	(434)
Net income (loss) attributable to non-controlling interests	25	25	51	52

Net income (loss) attributable to shareholders	$203	$1,171	$252	$(382)

Basic earnings (loss) per common share	$0.07	$0.39	$0.08	$(0.13)

Diluted earnings (loss) per common share	$0.07	$0.39	$0.08	$(0.13)

Basic weighted average number of shares outstanding	3,039	3,039	3,039	3,039

Diluted weighted average number of shares outstanding	3,039	3,039	3,039	3,039

GLOBAL-TECH ADVANCED INNOVATIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of United States dollars)

	September 30, 2012	March 31, 2012
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$33,229	$39,793
Restricted cash	13,348	4,546
Available-for-sale investments	2,007	2,006
Accounts and bills receivable, net	35,430	30,273
Inventories	3,952	5,374
Prepaid expenses	182	150
Deposits and other assets	236	769
Amount due from a related party	19	12

Total current assets	88,403	82,923
Interests in jointly-controlled entities	—	—
Property, plant and equipment, net	21,237	21,934
Land use rights, net	3,034	3,083
Deposits paid for purchase of property, plant and equipment	125	66
Available for sales investments	1,043	1,034

Total assets	$113,842	$109,040

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	4,530	4,000
Accounts payable	12,652	8,164
Customer deposits	2,738	861
Accrued salaries, allowances and other employee benefits	3,539	3,102
Other accrued liabilities	6,860	6,638
Income tax payable	5,928	6,158

Total current liabilities	36,247	28,923
Deferred tax liabilities	27	27

Total liabilities	36,274	28,950

Shareholders’ equity:
Common stock, par value $0.04 per share; 12,500,000 shares authorized; 3,230,064 shares issued as of September 30 and March 31, 2012	129	129
Additional paid-in capital	85,030	84,786
Accumulated deficit	(12,479)	(9,691)
Accumulated other comprehensive income	9,771	9,697
Less: Treasury stock, at cost, 189,587 shares as of September 30 and March 31, 2012	(4,663)	(4,663)

Total Global-Tech Advanced Innovations Inc. shareholders’ equity	77,788	80,258
Non-controlling interests	(220)	(168)

Total equity	77,568	80,090

Total liabilities and shareholders’ equity	$113,842	$109,040